P.O. Box 545 300 N. Water Street Salem, In. 47167 (812) 883-2639 (812) 883-5463 Fax

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

December 26, 2019

Re:      Mid-Southern Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 22, 2019
File No.  001-38491

On behalf of Mid-Southern Bancorp, Inc. (the “Company”), set forth below is the Company’s response to the comment set forth in the staff’s comment letter dated December 20, 2019, with respect to the above-referenced filing.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A.  Controls and Procedures
(c) Management’s Annual Report on Internal Control Over Financial Reporting, page 116

1.
We note your disclosure that the independent registered public accounting firm that audits your consolidated financial statements has audited the Company’s internal control over financial reporting as of December 31, 2018 and expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.  We also note that the audit report of Monroe Shine for the period ending December 31, 2018, states that it was not engaged to perform an audit of the Company’s internal control over financial reporting and expresses no such opinion.  Please revise to disclose that this annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.  Refer to Instruction I to Item 308 of Regulation S-K.

The Company will revise the disclosure to include a statement in the following form: “This annual report does not include an attestation report of the Company’s registered public accounting firm.  We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.  As a result, for the year ended December 31, 2018 we were not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.”

Sincerely,

                 /s/Erica B. Schmidt

Erica B. Schmidt
Executive Vice President and
  Chief Financial Officer

www.mid-southern.com